FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated October 25, 2011, announcing that it’s subsidiary, Spacenet Inc., has been selected by Cumberland Farms to provide a managed network services solution.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 25, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat’s Spacenet Selected by Cumberland Farms to Provide
Managed Network Services Solution

-   Spacenet to Upgrade and Manage Cumberland Farms’ Network at Retail Locations -

Petah Tikva, Israel, October 25, 2011 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its wholly owned subsidiary, Spacenet Inc., was selected by Cumberland Farms Inc. to upgrade and manage its communications infrastructure for over 600 stores across 11 states. The upgraded network solution will utilize DSL service to deliver higher network performance and a VSAT satellite overlay to maintain business continuity at each site.  Spacenet will install the award winning Prysm Pro network management device at each location to monitor and manage this hybrid network.

“Cumberland Farms constantly assesses and revamps its strategies to improve each customer’s experience and make it an enjoyable one” said Cumberland Farms’ CIO, Dave Banks. “Specific enhancements this time around required an optimization of our network performance and improved support of our in-store applications.  The enhancements also allow us to have a separate network at the stores for non-PCI compliant devices and partners, which is very important as we bring in new technologies.  We knew that we would not achieve our goals without the right communications partner, one that understood our business and values when providing our customers with the tremendous service level that we always strive for. Spacenet’s expertise in managed network services made it the ideal choice, giving us the flexibility we need while boosting network efficiency and reducing our overall costs.  The upgraded network and services from Spacenet will help us keep our position as the premier convenience brand and fulfill our promise to make every day easier for the communities we serve.”

Because of its unique vendor agnostic approach, Spacenet will be able to upgrade Cumberland Farms’ existing broadband services to higher speed broadband services while providing VSAT based business continuity and multicast capabilities.  This upgraded network will provide Cumberland Farms locations with a cost-effective, redundant communication network which will support their advanced retail application needs from PCI compliance to POS and inventory tracking as well as back-office applications.

“Spacenet and Cumberland Farms share a similar vision, to deliver unparalleled service and tremendous value to their customers through innovation and support,” said Spacenet President and COO, Glenn Katz. “Together, we will be able to help Cumberland Farms continue providing superb customer service and innovative products to its clients while reducing cost and ensuring network availability.  This contract represents more than an extension of our relationship; it’s a partnership for success.”

About Cumberland Farms
Cumberland Farms makes life easier for busy people every day. Its network of convenience stores across 11 states reflect the values of three generations of providing customers with value, convenience and unparalleled service - whether you're buying a cold Chill Zone drink, a cup of Farmhouse Blend Coffee or filling the gas tank. Rooted in a family-farm heritage today's Cumberland Farms also has a long heritage of giving back to the communities where it operates. For more information about a Cumberland Farms near you, please visit us at www.CumberlandFarms.com

About Spacenet®
Since 1981, Spacenet Inc. has designed, implemented and managed some of the largest communications networks for US based business, industrial and government customers. Spacenet has a longstanding tradition of industry leadership and innovation, and today manages communications at more than 130,000 locations for customers including many Fortune 500 companies and major government agencies. The company offers a complete product and services portfolio for converged voice and data applications ranging from primary communications and secure data transfer, to hot stand-by solutions for continuity of operations and network backup, or field deployable solutions for disaster recovery and emergency management. Spacenet is based in McLean, Virginia, and operates its own end-to-end services infrastructure including network management, field services and teleport facilities in McLean, VA; Atlanta, Georgia; and Chicago, Illinois. Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT). Visit Spacenet at http://www.spacenet.com

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Jon Douglas
Spacenet Inc.
(703) 848-1221
jon.douglas@spacenet.com

Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com